[CITIGROUP INC. LETTERHEAD]

Ms. Sara D. Kalin, Branch Chief-Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

April 21, 2006

Re:	Citibank Credit Card Issuance Trust

Amendment No. 2 to Registration Statement on Form S-3, filed on April 14, 2006

Registration Nos. 333-131355 and 01-03

Dear Ms. Kalin:

This letter responds to your letter dated April 19, 2006, regarding the comments of the staff of the Securities and Exchange Commission with respect to the above referenced Amendment No. 2. I am an Assistant General Counsel—Corporate Law of Citigroup Inc. and, in this capacity, represented the registrants in connection with the filing of the above referenced registration statement. The responses and representations contained in this letter are made on behalf of the registrants.

The registrants respectfully submit the following information and responses with respect to each comment contained in the comment letter. For the convenience of the Commission staff, we have reproduced in bold the text of each numbered paragraph in the comment letter and follow with our responses.

For the convenience of the staff, enclosed is a paper copy of Amendment No. 3 to the registration statement, marked to show changes from Amendment No. 2.

Registration Statement on Form S-3

General

1.	While we note your response to prior comment 1 of our letter dated March 30, 2006, please clearly confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

2.	When referring to transaction parties, please use the terminology set out in Regulation AB. For example, we note that while you have used the term “issuing entity” in some places, you still refer to the “issuance trust” on the cover of the prospectus supplements and on page 1 of your base prospectus. Please revise throughout the filing as appropriate.

We believe the approach we have taken in the registration statement with respect to the identification and description of the issuing entity is consistent with Regulation AB. The registration statement covers securities issued by two issuing entities—i.e., the notes issued by the issuance trust and the collateral certificate issued by the master trust. The cover page of the base prospectus and forms of prospectus supplement, as well as page 1 of the base prospectus under the caption “Issuance Trust,” clearly identify Citibank Credit Card Issuance Trust as the issuing entity in respect of the notes. We believe it is clear that subsequent references to the “issuance trust” refer to “Citibank Credit Card Issuance Trust,” which has clearly been identified as the issuing entity in respect of the notes, and could not reasonably be construed as referring to any other entity. Therefore, we do not believe further revision of the registration statement is necessary.

Prospectus supplement related to offering single issuance series

Summary of Terms, S-3

General

3.	While we note your response to prior comment 9, we also note that the disclosure regarding other subclasses of notes in the first prospectus supplement assumes that no other series are outstanding. Given that the same assumption does not appear in the second prospectus supplement, please provide bracketed disclosure showing the form of disclosure you would provide regarding other series or classes that are backed by the same asset pool. Refer to Item 1113(e) of Regulation AB.

We have revised the representative form of prospectus supplement for notes of a single issuance series under the caption “Participation with Other Classes of Notes” beginning on page S-14 to include bracketed disclosure regarding other series and Groups of notes.

We hope that our responses and revisions to the registration statement adequately address all the staff’s comments. If you have any further questions or need additional information regarding our responses, please contact me at (212) 559-3664 or Ralph Currey of Cravath, Swaine & Moore LLP at (212) 474-1932.

Sincerely,

/s/ Alan R. Birnbaum
Alan R. Birnbaum

cc:	Ms. Rolaine Bancroft – Securities and Exchange Commission

Mr. Michael S. Zuckert – General Counsel, Finance and Capital Markets

Mr. David Mercado – Cravath, Swaine & Moore LLP